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                           NORTHSIDE BANCSHARES, INC.

                                   May 4, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    William Friar

         Re:      Northside Bancshares, Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Registration No. 333-123386

Ladies and Gentlemen:

         With reference to the above-described Registration Statement, the undersigned hereby requests that the effectiveness of said Registration Statement be accelerated so that it will become effective on Friday, May 6, 2005, or as soon thereafter as possible.

         In connection with this request, Northside Bancshares, Inc., hereby acknowledges that:

         - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Any questions or comments should be directed to Patrick W. Macken at
(404) 885-3136.

                                            Very truly yours,

                                            NORTHSIDE BANCSHARES, INC.



                                            By: /s/ Barry J. Adcock
                                                -------------------------------
                                                Barry J. Adcock
                                                Chief Financial Officer